

Mail Stop 4631

December 4, 2017

<u>Via email</u>
Mr. Bradley C. Richardson
Executive Vice President and Chief Financial Officer
PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

> **Re:** **PolyOne Corporation**
> **Form 10-K**
> **Filed February 16, 2017**
> **File No. 1-16091**

Dear Mr. Richardson:

We have read your response dated November 21, 2017 and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the period ended June 30, 2017</u>

1. We appreciate the background and timeline of events you have provided regarding the former Designed Structures & Solutions (DSS) segment and note in particular your response to the third bullet of comment 1 in our letter dated November 15, 2017. You have told us that for the quarters ended December 31, 2016 and March 31, 2017, your assessments of the CES reporting unit included reviewing and closely monitoring actual and forecasted results and by comparing CES's actual operating results to the projections used in the October 1, 2016 annual impairment test, noting that they were in line with your expected results. As a result, no impairment of goodwill was identified as a result of those two quarterly assessments. However, based on your provided timeline of events, it appears you knew as of March 31, 2017 that an eventual sale of DSS may have been more likely than not, since, among other things, you had engaged an outside consultant to "assist with gauging outside interest in buying all or parts of the DSS segment." Thus, within the context of ASC 350-20-35-3C, particularly item f therein, please explain to us how your March 31, 2017 goodwill impairment assessment could appropriately continue

Mr. Bradley C. Richardson
PolyOne Corporation
December 4, 2017
Page 2

to include comparisons to forecasted or projected results that were as of October 1, 2016, when those projected results were not likely to have contemplated a future sale and so may no longer represent reliable estimates on which to form a proper goodwill impairment conclusion.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction